# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Space Exploration Technologies Corp., CIK 0001181412
CUSIP: 84615Q103
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1 Rocket Road, Starbase, Texas (TX), 78521
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001494730

## Reporting persons
- Elon R. Musk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,418,547,515; shared voting power 0; sole dispositive power 6,418,547,515; shared dispositive power 0; aggregate amount beneficially owned 6,418,547,515 (48.4% of the class)

## Item 1. Issuer
Name of issuer: Space Exploration Technologies Corp.
Address of issuer's principal executive offices: 1 Rocket Road, Starbase, Texas 78521

## Item 2. Person Filing
Name of person filing: Elon R. Musk
Address of principal business office or, if none, residence: c/o Space Exploration Technologies Corp., 1 Rocket Road, Starbase, Texas 78521
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
6,418,547,515 shares of Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of Space Exploration Technologies Corp. (the "Issuer"), which includes (i) 849,494,440 shares of Class A Common Stock held of record by trusts where Elon R. Musk (the "Reporting Person") serves as trustee, (ii) 3,916,980,790 shares of Class B common stock, par value $0.001 per share, of the Issuer (the "Class B Common Stock") held of record by trusts where the Reporting Person serves as trustee, (iii) 1,302,072,285 shares of restricted Class B Common Stock issued to and held of record by the Reporting Person, which may be voted by the Reporting Person and the vesting of which is subject to the satisfaction of certain performance and other conditions (the "Restricted Class B Common Stock"), and (iv) 350,000,000 shares of Class B Common Stock issuable to the Reporting Person upon exercise of options (the "Class B Options").

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, subject to certain exceptions and pursuant to the terms of the Issuer's certificate of formation, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any sale or certain transfers of such share of Class B Common Stock. Each share of Class A Common Stock will entitle its holder to one vote per share, and each share of Class B Common Stock will entitle its holder to 10 votes per share.

The Class B Options are exercisable within 60 days of June 30, 2026.
Percent of class: 48.4%; the percent of class beneficially owned by the Reporting Person was calculated assuming 7,696,293,669 shares of Class A Common Stock outstanding as of July 28, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026, plus (i) 3,916,980,790 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held of record by trusts where the Reporting Person serves as trustee, (ii) 1,302,072,285 shares of Class A Common Stock issuable upon conversion of the Restricted Class B Common Stock, and (iii) 350,000,000 shares of Class A Common Stock issuable upon the exercise of the Class B Options.
Sole power to vote or to direct the vote: 6,418,547,515
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,418,547,515
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elon R. Musk: /s/ Elon R. Musk, Elon R. Musk (08/13/2026)